United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

XX

Press Release Vale on agreements with Minas Gerais State Government and mining Municipalities Rio de Janeiro, April 3rd, 2019 – Vale S.A. ("Vale") informs that it has signed today a series of agreements to provide financial contributions from the company to the Minas Gerais State Local Government and other mining municipalities. Some of these agreements aim to minimize losses of state and municipal tax collections due to the shutdown of some company's operations. Vale and the Minas Gerais State Government are studying the possibility of adopting a new fiscal framework, which will allow the Government to collect an additional R$ 107 million per year from 2020 onwards of ICMS (state tax levied on transactions of the circulation of goods) from the sale of Vale's iron ore to a steel company in another state. Retroactive amounts may also be applied over the last five years, which would amount to R$ 550 million. In addition, Vale signed an agreement with the Minas Gerais and Brazilian Mining Municipalities Association (Amig), through which the company will make financial contributions totaling R$ 100 million, to support the cities where the company's operations have been suspended, thus impacting tax generation that supports essential services to the population. These suspensions were caused by injunctions granted in connection with Public Civil Actions (ACPs) or by means of interdiction orders. Vale will settle the amounts individually with each municipality in the coming days. Every three months the terms will be renegotiated if there is a resumption of production. This will cover 10 municipalities: Barão de Cocais, Belo Vale, Congonhas, Itabirito, Mariana, Nova Lima, Ouro Preto, Rio Acima, São Gonçalo do Rio Abaixo and Sarzedo. It should be noted that Vale already has a similar resource transfer agreement with the municipality of Brumadinho, which has been affected by the shutdown of the Córrego do Feijão mine after the Dam I rupture. Vale also signed an agreement with the State Government of Minas Gerais to support community safety through donations to be made to the Civil Defense and Military Police. The donation to the Civil Defense is composed of drones and equipment for search and rescue operations, 16 vehicles, including trucks, 4x4 vehicles and trailers, as well as professional training courses, totaling R$ 5 million. The agreement with the Military Police will allow for the purchase and transfer of 38 vehicles to operate in urban areas (including districts and towns) and 10 4x4 vehicles, which will operate in rural and difficult access areas, totaling R$ 4 million. Donations will be made from 30 to 180 days, depending on suppliers availability. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Carla Albano Miller: carla.albano@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e)

Press Release global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 3rd, 2019		Director of Investor Relations